UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8‑A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Par Pacific Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware                         84-1060803
(State of Incorporation or Organization)            (I.R.S. Employer Identification No.)

    One Memorial Plaza
800 Gessner Road, Suite 875
Houston, Texas                             77024
(Address of Principal Executive Offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                Name of Each Exchange on Which
to be so Registered                 Each Class is to be Registered
Common Stock, par value $0.01 per share         New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [ ]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [ ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.        Description of Registrant’s Securities to Be Registered.

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the common stock, par value $.01 per share (the “Common Stock”), of Par Pacific Holdings, Inc., a Delaware corporation (the “Company”). The description that follows is qualified in its entirety by the full terms of the Common Stock set forth in the exhibits hereto, which are incorporated by reference into this Item 1.

Description of Common Stock

The following describes certain terms of the Common Stock as set forth in the Company’s Restated Certificate of Incorporation (the “Certificate”), the Company’s Second Amended and Restated Bylaws (the “Bylaws”), the Stockholders Agreement (as defined and described below), the Registration Rights Agreement (as defined and described below), the Private Placement Registration Rights Agreement (as defined and described below), the Convertible Notes Registration Rights Agreement (as defined and described below) and the Bridge Notes Registration Rights Agreement (as defined and described below).

Certificate of Incorporation and Bylaws

Holders of the Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of the Common Stock have no redemption or conversion rights, no preemptive or other rights to subscribe for the Company’s securities and are not entitled to the benefits of any sinking fund provisions. In the event of the Company’s liquidation, dissolution or winding-up, holders of the Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all the Company’s debts and liabilities, and of the preferential rights of any series of preferred stock then outstanding. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Common Stock are entitled to receive dividends when, as and if declared by the Company’s board of directors (the “Board”) out of funds legally available therefor.
The Certificate contains restrictions on the transfer of the Company’s securities (i) by holders who are, or would become as a result of such transfer, a 5% shareholder and (ii) by any holder to the extent such transfer would increase the ownership of the Company’s securities by any 5% shareholder. Such restrictions were put in place in order to preserve the Company’s net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”).
On November 10, 2014, as permitted by the terms of Article 11 of the Certificate, the Company entered into an allocation agreement (the “Allocation Agreement”) with Zell Credit Opportunities Master Fund, L.P. (“ZCOF”), ZCOF Par Petroleum Holdings, L.L.C and Whitebox Multi-Strategy Partners, L.P. to reallocate the proportionate amount of the Common Stock that 5% stockholders are permitted to transfer among the remaining 5% shareholders at that time. In accordance with Article 11 of the Certificate, the Company’s board of directors has approved, on a prospective basis, one or more Transfers (as defined in the Certificate) of shares of the Common Stock by the remaining 5% stockholders up to the new allocation amounts included on a schedule to the Allocation Agreement.
Anti-Takeover Provisions
As noted above, because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of the Company’s directors. The Certificate and the Bylaws provide that only the chairman of the Board, the chief executive officer or any officer upon the written request of a majority of the Board, may call a special meeting of the stockholders.
The Certificate requires a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Certificate relating to the makeup of the Board, voting requirements, liability of directors, indemnification of officers and directors, and the transfer restrictions noted above. The Bylaws require a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Bylaws. The combination of the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Because the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock in the Certificate makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.
These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares of Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares of Common Stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in the Company’s management.
As noted above, the Certificate contains restrictions on the transfer of Company securities (i) by holders who are, or would become as a result of such transfer, a 5% stockholder and (ii) by any holder to the extent such transfer would increase the ownership of Company securities by any 5% stockholder. This 5% limitation may have the effect of preserving effective control of the Company by its principal stockholders and preserving the tenure of the Board and management.
In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Stockholders Agreement
The Company entered into a stockholders agreement in April 2015 (the “Stockholders Agreement”) for the benefit of the holders of any of the Company’s securities entitled to vote for members of the Board providing that in the event that the Company is no longer required to file annual and quarterly reports with the Securities and Exchange Commission (the “SEC”), the Company will provide, as soon as reasonably practicable, comparable audited reports on an annual basis, unaudited reports on a quarterly basis (which annual and quarterly reports shall contain substantially similar descriptions of business and management discussion and analysis provisions as are then required to be included in relevant filings with the SEC), and earnings releases on a quarterly basis, made available to such holders through a secure website and subject to a standard click-through access and confidentiality agreement.
Registration Rights Agreement
The Company and certain of its stockholders (the “Rights Holders”), including affiliates of ZCOF and Whitebox Advisors, LLC (“Whitebox”) are parties to a registration rights agreement (the “Registration Rights Agreement”) providing the Rights Holders with certain registration rights.
Pursuant to the Registration Rights Agreement, among other things, any Rights Holder or group of Rights Holders that, together with its or their affiliates, holds more than fifteen percent (15%) of the Registrable Shares (as defined in the Registration Rights Agreement), will have the right to require the Company to file with the SEC, a registration statement on Form S-1 or S-3, or any other appropriate form under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended for a public offering of all or part of its Registrable Shares (a “Demand Registration”) by delivery of written notice to the Company (a “Demand Request”).
Within 90 days after receiving the Demand Request, the Company is required to file with the SEC the registration statement, on any form for which it then qualifies and which is available for the sale of the Registrable Shares in accordance with the intended methods of distribution thereof, with respect to the Demand Registration. The Company is required to use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after such filing. The Company will not be obligated (i) to effect a Demand Registration within ninety (90) days after the effective date of a previous Demand Registration, other than for a shelf registration, or (ii) to effect a Demand Registration unless the Demand Request is for a number of Registrable Shares with an expected market value that is equal to at least (x) $15 million as of the date of such Demand Request or is for one hundred percent of the demanding holders of Registrable Shares with respect to any Demand Registration made on Form S-1 or (y) $5 million as of the date of such Demand Request with respect to any Demand Registration made on Form S-3.
Upon receipt of any Demand Request, the Company is required to give written notice, within ten (10) days of such Demand Request, to all other holders of Registrable Shares, who will have the right to elect to include in any subsequent Demand Registration such portion of their Registrable Shares as they may request, subject to certain exceptions.
In addition, subject to certain exceptions, if the Company proposes to register any class of the Common Stock for sale to the public, it is required, subject to certain conditions, to include all Registrable Shares with respect to which the Company has received written requests for inclusion.
The rights of a holder of Registrable Shares may be transferred, assigned or otherwise conveyed to any transferee or assignee of such Registrable Shares, subject to applicable state and federal securities laws and regulations and our certificate of incorporation. The Company will be responsible for expenses relating to the registrations contemplated by the Registration Rights Agreement.
The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as suspension periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.
Pursuant to the Registration Rights Agreement, a registration statement relating to resales by affiliates of ZCOF and Whitebox of the shares received by them in connection with the Company’s emergence from bankruptcy on August 31, 2012 was declared effective by the SEC on June 23, 2015.
Private Placement Registration Rights Agreement

In connection with the Company’s private placement of approximately 14.4 million shares of Common Stock in September 2013, the Company entered into a registration rights agreement with the purchasers in the private placement (the “Private Placement Registration Rights Agreement”). Under the Private Placement Registration Rights Agreement, the Company agreed to file with the SEC within 60 days after the closing date of the private placement and to use its commercially reasonable efforts to cause to become effective a registration statement relating to the shares. The Company also agreed to use its commercially reasonable efforts to keep the registration statement effective until the earliest to occur of (i) the disposition of all registrable securities, (ii) the availability under Rule 144 of the Securities Act for each holder of registrable securities to immediately freely resell such registrable securities without volume restrictions or (iii) the third anniversary of the effective date of the registration statement.

The Private Placement Registration Rights Agreement also provides the right for a holder or group of holders of more than $50 million of registrable securities to demand that the Company conduct an underwritten public offering of the registrable securities. However, the demanding holders are limited to a total of three such underwritten offerings, with no more than one demand request for an underwritten offering made in any 365 day period. Additionally, the Private Placement Registration Rights Agreement contains customary indemnification rights and obligations for both the Company and the holders of registrable securities.

A registration statement relating to the shares of Common Stock issued in the private placement was declared effective by the SEC on December 18, 2013. In March 2015, the Company became ineligible to use Form S-3. Subsequently, the Company suspended the use of the registration statement and received a waiver from the holders of a majority of the shares of Common Stock issued in the private placement of the Company’s obligation to pay liquidated damages under the Private Placement Registration Rights Agreement, subject to certain conditions. Pursuant to the Private Placement Registration Rights Agreement, a registration statement relating to resales by certain of the purchasers of the shares purchased in the Private Placement was declared effective by the SEC on June 23, 2015.

Convertible Notes Registration Rights Agreement

In connection with the completion of the Company’s private unregistered offering (the “Convertible Notes Offering”) of its 5.00% convertible senior notes due 2021 (the “Convertible Notes”), the Company entered into a Registration Rights Agreement (the “Convertible Notes Registration Rights Agreement”), dated as of June 21, 2016, with the initial purchasers in the Convertible Notes Offering. The Convertible Notes Registration Rights Agreement requires the Company (i) to file with the SEC a shelf registration statement covering resales of the shares of Common Stock, if any, issuable upon conversion of the Convertible Notes and in respect of any make-whole premium, (ii) to use its best efforts to cause, if not a well-known seasoned issuer, such shelf registration statement to be declared effective by the SEC within 180 days after June 21, 2016, and (iii) to use its best efforts to keep such shelf registration statement effective until the earlier of (A) the 120th calendar day immediately following the maturity date of the Convertible Notes or (B) the date on which there are no longer outstanding any Convertible Notes or restricted shares of the Common Stock that have been received upon conversion of the Convertible Notes or in respect of any make-whole premium.

If the Company does not fulfill its obligations under the Convertible Notes Registration Rights Agreement, it will be required to pay the holders of the Convertible Notes liquidated damages in the form of additional interest on the Convertible Notes. Such additional interest will accrue at a rate per year equal to: (i) 0.25% of the principal amount of the Convertible Notes to, and including, the 90th day following such registration default and (ii) 0.50% of the principal amount of the Convertible Notes from, and after, the 91st day following such registration default. In no event will the liquidated damages exceed 0.50% per year.

Pursuant to the Convertible Notes Registration Rights Agreement, a registration statement relating to resales of shares issuable upon the conversion of the Convertible Notes was declared effective by the SEC on November 30, 2016.

Bridge Notes Registration Rights Agreement

In connection with the issuance by the Company of its 2.50% convertible subordinated bridge notes (the “Bridge Notes”), the Company entered into a registration rights agreement (the “Bridge Notes Registration Rights Agreement”), dated as of July 14, 2016 with the purchasers of the Bridge Notes. The Bridge Notes Registration Rights Agreement required the Company to file with the SEC a shelf registration statement covering resales of the shares of Common Stock, if any, issuable upon conversion of the Bridge Notes, (ii) to use its commercially reasonable efforts to cause such shelf registration statement to be declared effective by the SEC no later than (A) the earlier of December 14, 2016 or 60 days after the filing deadline for the shelf registration statement or (B) if earlier, five business days after the date on which the SEC informs the Company that it will not review the shelf registration statement, and (iii) to use its commercially reasonable efforts to keep such shelf registration statement effective until the earlier of (A) the date on which all of such shares have been sold, (B) the date on which such shares may be sold without volume restrictions under Rule 144 of the Securities Act of 1933, as amended, or (B) the third anniversary of the effective date of such shelf registration statement.

If the Company does not fulfill its obligations under the Bridge Notes Registration Rights Agreement with respect to the filing deadline, effectiveness deadline or effectiveness period of a registration statement, it will be required to pay the holders of the Bridge Notes liquidated damages in an amount in cash equal to 1.00% of such holder’s “Allocated Purchase Price,” which is the amount effectively paid by such holder for the Common Stock acquired upon conversion of the Bridge Notes, per calendar month or portion thereof prior to the cure of such event of default. The maximum payment of liquidated damages to any such holder associated with all events of default will not exceed 5.00% of such holder’s Allocated Purchase Price.

Pursuant to the Bridge Notes Registration Rights Agreement, a registration statement relating to resales of shares issuable upon the conversion of the Bridge Notes was declared effective by the SEC on December 21, 2016.

Item 2.        Exhibits.

Exhibit No.    Description

3.1	Restated Certificate of Incorporation of the Company dated October 20, 2015. Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 20, 2015.

3.2	Second Amended and Restated Bylaws of the Company dated October 20, 2015. Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on October 20, 2015.

4.1	Form of the Company's Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 31, 2014.

4.2.	Stockholders Agreement dated April 10, 2015. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 13, 2015.

4.3
Registration Rights Agreement effective as of August 31, 2012, by and among the Company, Zell Credit Opportunities Master Fund, L.P., Waterstone Capital Management, L.P., Pandora Select Partners, LP, Iam Mini-Fund 14 Limited, Whitebox Multi-Strategy Partners, LP,

Whitebox Credit Arbitrage Partners, LP, HFR RVA Combined Master Trust, Whitebox Concentrated Convertible Arbitrage Partners, LP and Whitebox Asymmetric Partners, LP. Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 7, 2012.

4.4
Registration Rights Agreement dated as of September 25, 2013, by and among the Company and the Purchasers party thereto. Incorporated by reference to the Company’s Current Report on Form 8-K filed on September 27, 2013.

4.5
Registration Rights Agreement, dated June 21, 2016, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 22, 2016.

4.6
Registration Rights Agreement dated as of July 14, 2016, by and among the Company and the purchasers party thereto. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 15, 2016.

4.7
First Amendment to Registration Rights Agreement dated as of September 27, 2016, by and among the Company and the purchasers party thereof. Incorporated by reference to Exhibit 4.14 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2016.

4.8
Second Amendment to Registration Rights Agreement dated as of September 30, 2016, by and among the Company and the holders party thereto. Incorporated by reference to Exhibit 4.15 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2016.

4.9
Third Amendment to Registration Rights Agreement dated as of October 7, 2016, by and among the Company and the holders party thereto. Incorporated by reference to Exhibit 4.16 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2016.

4.10
Fourth Amendment to Registration Rights Agreement dated as of October 14, 2016, by and among the Company and the holders party thereto. Incorporated by reference to Exhibit 4.17 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2016.

4.11
Fifth Amendment to Registration Rights Agreement dated as of October 21, 2016, by and among the Company and the holders party thereto. Incorporated by reference to Exhibit 4.18 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2016.

4.12
Sixth Amendment to Registration Rights Agreement dated as of October 28, 2016 by and among the Company and the holders party thereto. Incorporated by reference to Exhibit 4.19 to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2016.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PAR PACIFIC HOLDINGS, INC.

Date: February 15, 2018    By:     /s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel